SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


03025603


RECEIVED
JUN 27 2003
PROCESSING
SECTION
WASH, D.C.
188

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period _____ to _____ from

Commission File Number 0-2648

HON INDUSTRIES Inc. Profit-Sharing Retirement Plan

HON INDUSTRIES Inc.
414 East Third Street
Muscatine, Iowa 52761-0071

CRGH

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the HON INDUSTRIES Inc. Profit-Sharing Retirement Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Auditors

Exhibit 99. Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

HON INDUSTRIES Inc. Profit-Sharing Retirement Plan

Financial Statements as of December 31, 2002 and 2001 and for the Year Ended December 31, 2002 and Supplemental Schedule as of December 31, 2002 and Independent Auditors' Report

HON INDUSTRIES INC.
PROFIT-SHARING RETIREMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
Northwest Bank Bldg.
101 West Second Street
Davenport, Iowa 52801-1813

Tel: (563) 322-4415
Fax: (563) 445-9600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Pension and Retirement Fund
Committee and Participants of
HON INDUSTRIES Inc. Profit-Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of HON INDUSTRIES Inc. Profit-Sharing Retirement Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2003

HON INDUSTRIES INC.
PROFIT-SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
INVESTMENTS:		
Investments, participant-directed (Note 3)	$ 346,272,495	$ 359,956,024
HON INDUSTRIES Inc. common stock (Note 4)	83,157,321	88,263,606
Total investments	429,429,816	448,219,630
RECEIVABLES:		
Employer	19,334,690	19,921,080
Participant	855,332	731,729
Other	824	36,261
Total receivables	20,190,846	20,689,070
TOTAL ASSETS	449,620,662	468,908,700
LIABILITIES:		
Due to affiliate plan (Note 1)		7,970,675
Excess contributions refundable	3,674	40,152
Accrued fees	26,270	
Total liabilities	29,944	8,010,827
NET ASSETS AVAILABLE FOR BENEFITS	$ 449,590,718	$ 460,897,873

See notes to financial statements.

HON INDUSTRIES INC.
PROFIT-SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

ADDITIONS:	
INTEREST AND DIVIDEND INCOME	$ 15,712,814
CONTRIBUTIONS:	
Participant	11,701,233
Employer	19,371,237
Rollovers	316,607
Total contributions	31,389,077
Transfer from affiliate plan (Note 1)	14,510,299
Total additions	61,612,190
DEDUCTIONS:	
Benefits paid to participants	39,498,507
Net depreciation in fair value of investments	33,233,213
Administrative expenses	111,253
Transfer to affiliate plan (Note 1)	76,372
Total deductions	72,919,345
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(11,307,155)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	460,897,873
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 449,590,718

See notes to financial statements.

HON INDUSTRIES INC.
PROFIT-SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002

1. PLAN DESCRIPTION

The following description of the HON INDUSTRIES Inc. Profit-Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General – The Plan is a defined contribution plan covering substantially all regular, nonbargaining employees who are age 18 or older of HON INDUSTRIES Inc. and its wholly owned subsidiaries/divisions: Maxon Furniture, Inc., The Gunlocke Company, Allsteel Inc., Hearth & Home Technologies Inc., The HON Company, HON International Inc. and Holga Inc. (collectively the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ('ERISA"), as amended.

On January 1, 2002, participants that are employees of Hearth & Home Technologies Inc. ceased participation in this plan and began participating in a newly created qualified plan. Affected participant account balances of $43,381,076 were transferred to the new plan, $35,334,029 on December 31, 2001 and $8,047,047 in January 2002.

On October 1, 2002, the Gunlocke Savings Plan was merged into the Plan. Participant account balances of $14,510,299 were transferred at this time.

Effective January 1, 2001, the Plan was amended and restated in order to comply with certain regulatory requirements.

Effective January 1, 2002, the Plan was amended to allow participants to make voluntary pretax and after tax contributions of up to 20% of their compensation, subject to certain limitations.

Effective August 1, 2002, the Plan was amended to allow participants to elect to receive dividends on Company stock in the form of a cash distribution.

Contributions – The Plan generally provides for each employer to contribute an amount equal to 2.5% (2% for employees of The Gunlocke Company) of a participant's compensation earned while an active participant during the first three quarters of the Plan year and the last quarter of the prior Plan year ("retirement contribution"). Employers may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. The Company made a profit sharing contribution of $9,104,585 during 2002. In addition, employers contribute a number of shares of Company stock, with a fair market value determined on the last day of the Plan year, equal to 2% of a participant's compensation earned, as described above. Participants may make voluntary pretax and after-tax contributions up to 20% of their compensation, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and the participant's respective share of employer contributions and Plan earnings (losses). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – Effective January 1, 2001, participants are fully vested in their entire account balance.

Investment Options – Participants may direct the investment of their account balances in any or all of eight investment options, which includes HON INDUSTRIES Inc. common stock, the Fidelity Interest Income Fund and six mutual funds. The Fidelity Interest Income Fund is a stable value fund which invests in investment contracts offered by major insurance companies and other approved financial institutions and certain types of fixed income securities.

A participant's investment in Company stock is limited to a maximum of 25% of the following: participant contributions, retirement contributions and profit sharing contributions.

Loans to Participants – A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods up to sixty months (fifteen years in the case of a loan used to acquire a principal residence). The interest rate is based on prevailing market conditions. The loans are secured by the balance in the participant's account. Participants cannot borrow from their Company contribution account balance.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or in installment payments over a period of not less than fifteen years. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation – The Plan's investments are carried at fair value, except for investment contracts (see Note 5) and the Fidelity Interest Income Fund, which are carried at contract value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of the mutual fund investments is the net assets value of those shares as computed by the respective funds.

The Fidelity Interest Income Fund is a stable value fund. The fund may invest in fixed interest insurance investment contracts, money market fund, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rate was 5.86% and 6.42% at December 31, 2002 and 2001, respectively. The average yield for the contract for the year ended December 31, 2002 was 5.81%. The fair value of the fund as determined by Fidelity Management Trust Company ("Fidelity") at December 31, 2002 is $165,044,408.

Net Depreciation in Fair Value of Investments – Net realized and unrealized depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses – Certain administrative expenses are borne by the Plan, while others are borne by the Company.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to withdraw from the plan but have not yet been paid were $790,274 and $947,273 at December 31, 2002 and 2001, respectively.

3. INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	2002	2001
Fidelity Interest Income Fund* - 2002:		
CDC Financial Products Actively Managed Account (ACT), 5.86%, 38,789,707 shares	$38,789,707	
Monumental Life Insurance ACT, 5.86%, 38,792,903 shares	38,792,903	
Rabobank Nederland ACT, 5.86%, 38,793,817 shares	38,793,816	
UBS Ag AT, 5.86%, 38,793,192 shares	38,793,191	
Fidelity Interest Income Fund* - 2001:		
CDC Financial Products Actively Managed Account (ACT), 6.424%, 30,032,982 shares		$ 30,032,982
Monumental Life Insurance ACT, 6.419%, 30,036,649 shares		30,036,649
Rabobank Nederland ACT, 6.417%, 30,037,599 shares		30,037,599
UBS Ag AT, 6.419%, 30,036,675 shares		30,036,675
HON INDUSTRIES Inc. common stock**, 2,940,499 and 3,192,174 shares, respectively	83,157,321	88,263,606
Fidelity Puritan Fund*, 4,325,168 and 4,356,913 shares, respectively	68,294,399	76,986,648
Fidelity Blue Chip Growth Fund*, 1,698,049 and 1,698,337 shares, respectively	54,235,689	72,926,612
Fidelity Investment Grade Bond Fund*, 3,324,786 and 3,206,340 shares, respectively	25,168,627	23,534,534

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

HON INDUSTRIES Inc. common stock**	$ 1,870,865
Fidelity Puritan Fund*	(8,183,083)
Fidelity Investment Grade Bond Fund*	721,692
Fidelity Blue Chip Growth Fund*	(19,219,054)
Spartan U.S. Equity Index Fund	(1,771,039)
Janus Worldwide Fund	(4,846,585)
Baron Asset Fund	(1,806,009)
Net depreciation in fair value of investments	$ (33,233,213)

* Represents a party-in-interest to the Plan.

** Represents a party-in-interest to the Plan and includes nonparticipant-directed investments.

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2002	2001
HON INDUSTRIES Inc. common stock	$83,157,321	$88,263,606
Receivables:		
Employer	5,585,602	5,772,947
Participant	51,320	44,441
Liabilities - transfer to affiliate plan		(7,970,675)
Net assets - Company Stock Fund	$88,794,243	$86,110,319
Changes in net assets of Company Stock Fund:		
Employer contributions	$ 5,746,631	
Participant contributions	743,227	
Net appreciation in fair value	1,870,865	
Interest	33,313	
Dividends	1,498,460	
Benefits paid to participants	(6,656,779)	
Expenses	(53,113)	
Transfers to participant-directed investments	(441,458)	
Transfer to affiliate plan	(57,222)	
	$ 2,683,924	

5. GROUP ANNUITY CONTRACTS FOR TERMINATED PARTICIPANTS

A group annuity contract has been purchased to fund deferred retirement benefits of terminated employees. The contract, No. 53440, is held by Principal Financial Group ("Principal") and offers investments in a guaranteed fixed fund which guarantees all deposits against loss and guarantees an annual interest rate. The contract is valued at contract value because the contract is fully benefit responsive. Contract value represents the principal balance of the investment contract, plus accrued interest at the stated contract rate, less payments received and contract charges by Principal. The average yield and crediting interest rate was approximately 12.86% for 2002.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated July 15, 2002, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Subsequently, the Plan has been amended. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. RELATED PARTY TRANSACTIONS

At December 31, 2002 and 2001, the Plan held 2,940,499 shares and 3,192,174 shares, respectively, of common stock of HON INDUSTRIES Inc., the sponsoring employer, with a cost basis of $41,638,221. During the year ended December 31, 2002, the Plan recorded dividend income of $1,498,460 from the Company common stock.

Certain Plan investments are shares of mutual funds and money market accounts managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

9. PLAN AMENDMENTS

Effective January 1, 2003, the Plan was amended to allow participants to diversify the portion of their account balance attributable to Company ownership contributions of Company common stock.

* * * * *

HON INDUSTRIES INC.
PROFIT-SHARING RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Identity of Issuer/ Description of Investment	Cost**	Current Value
FIDELITY INTEREST INCOME FUND* - Fixed rate bank and investment contracts with:		
CDC Financial Products Actively Managed Account (ACT) at 5.86%, CDC Financial Products Wrapper		$ 38,789,707
Monumental Life Insurance ACT at 5.86%, Monumental Life Insurance Wrapper		38,792,903
Rabobank Nederland at 5.86%, Rabobank Nederland Wrapper		38,793,816
UBS Ag ACT at 5.86%, UBS Ag Wrapper		38,793,191
Total Fidelity Interest Income Fund		155,169,617
HON INDUSTRIES Inc. common stock*	$41,638,221	83,157,321
CASH AND CASH EQUIVALENTS		721,732
MUTUAL FUNDS:		
Fidelity Puritan Fund*		68,294,399
Fidelity Investment Grade Bond Fund*		25,168,627
Fidelity Blue Chip Growth Fund*		54,235,689
Spartan U.S. Equity Index Fund		10,454,105
Janus Worldwide Fund		12,589,405
Baron Asset Fund		6,892,250
Fidelity Institutional Money Market Fund*		1,639,274
GROUP ANNUITY CONTRACT:		
Principal Financial Group - Contract No. GA 53440		5,617,843
LOANS TO PARTICIPANTS (maturing from 2003 - 2017, with interest rates from 8.5% to 9.5%)*		5,489,554
Total assets held for investment purposes		$ 429,429,816

* Represents a party-in-interest to the Plan.

** Cost not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HON INDUSTRIES Inc. Profit-Sharing Retirement Plan



Date: June 26, 2003

By: ______________________________
Jerald K. Dittmer
Vice President and Chief Financial Officer

Deloitte & Touche LLP
Northwest Bank Bldg.
101 West Second Street
Davenport, Iowa 52801-1813

Tel: (563) 322-4415
Fax: (563) 445-9600
www.deloitte.com

(EXHIBIT 23)

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

HON INDUSTRIES Inc.:

We consent to the incorporation by reference in Registration Statement No. 333-31366 of HON INDUSTRIES Inc. on Form S-8 of our report dated June 24, 2003, relating to the HON INDUSTRIES Inc. Profit-Sharing Retirement Plan, appearing in this Annual Report on Form 11-K of HON INDUSTRIES Inc. for the year ended December 31, 2002.

Deloitte & Touche LLP

Davenport, Iowa
June 24, 2003

(EXHIBIT 99)

Certification of CEO and CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of the HON INDUSTRIES Inc. Profit-Sharing Retirement Plan (the "Plan") for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Jack D. Michaels, as Chairman and Chief Executive Officer of the Company, and Jerald K. Dittmer, as Vice President and Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Name: Jack D. Michaels
Title: Chairman and Chief Executive Officer
Date: June 26, 2003



Name: Jerald K. Dittmer
Title: Vice President and Chief Financial Officer
Date: June 26, 2003